


15005774

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE



March 23, 2015



Thomas S. Moffatt
CVS Health Corporation
thomas.moffatt@cvshealth.com



Re: CVS Health Corporation
Incoming letter dated February 16, 2015

Dear Mr. Moffatt:

This is in response to your letter dated February 16, 2015 concerning the shareholder proposal submitted to CVS Health by NorthStar Asset Management, Inc. Funded Pension Plan. We also have received a letter on the proponent's behalf dated February 18, 2015. On February 9, 2015, we issued our response expressing our informal view that CVS Health could not exclude the proposal from its proxy materials for its upcoming annual meeting.

We received your letter after we issued our response. After reviewing the information contained in your letter, we find no basis to reconsider our position.

Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Sanford Lewis
sanfordlewis@strategiccounsel.net

**SANFORD J. LEWIS, ATTORNEY**

February 18, 2015

Via email

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted to CVS Health Corporation requesting annual report on congruency of corporate values in political contributions Supplemental Reply

Ladies and Gentlemen:

The NorthStar Asset Management, Inc. Funded Pension Plan (the "Proponent") is the beneficial owner of common stock of CVS Health Corporation (the "Company") and submitted a shareholder proposal (the "Proposal") to the Company seeking an annual report on the congruency of corporate values and political contributions. We previously replied to the Company's January 5 no action request letter in our reply of February 2, 2015. I have been asked by the Proponent to respond to the supplemental letter dated February 16, 2015 (the "second Company Letter") sent to the Securities and Exchange Commission by Thomas Moffatt on behalf of the Company.

The Company's second letter continues to misapply Rule 14a-8(i)(10). The Company has in essence asserted that because it has published a list of all political contributions, the rest of the Proposal seeking disclosure of a congruency analysis, and explaining the justification for incongruent contributions, is superfluous. This is not at all the case. As we previously explained, the core of the proposal, and its essential purpose, is for the Company to disclose its congruency analysis and explain incongruencies.

The second Company letter makes the surprising argument that "the authority to perform an analysis does not ensure more transparency than complete disclosure of all donations because that allows management to characterize and label, at its discretion, what constitutes incongruency." In contrast, the purpose of the Proposal is for the company to be transparent about the kinds of donations that its team considers to be congruent or not, and to explain its criteria in instances of incongruencies.

This is a matter of shareholders seeking to ensuring proper internal management and accountability of the political contributions process, seeking a coherent demonstration that the company is using systems and processes that effectively handling the contributions process. The congruency analysis is the equivalent of a Management Discussion and Analysis in a form 10K – transparency of the management's thought process, while the disclosure of *all* political contributions is perhaps closer in this analogy to a financial statement.

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@strategiccounsel.net • 413 549-7333 ph.

Disclosing all contributions that the company makes is appropriate and appreciated by the proponent, but it is no replacement for the congruency analysis requested by the Proposal.

In fact, now that the Company has disclosed its political contributions the need for the congruency analysis requested by the Proposal is all the more evident. Shareholders should certainly be interested in the Company's explanation of whether and how the disclosed contributions align with the Company's stated values.

The Proposal is most certainly not excludable on the basis of Rule 14a-8(i)(10).

Sincerely,



Sanford Lewis
Attorney at Law

cc: Julie Goodridge
Thomas Moffatt



**Thomas S. Moffatt**
Vice President. Asst. Secretary &
Asst. General Counsel

One CVS Drive
MC 1160
Woonsocket, RI 02895

p 401-770-5409
f 401-216-3758

thomas.moffatt@cvshealth.com

February 16, 2015

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, DC 20549
(Via e-mail: shareholderproposals@sec.gov)

Re: Securities Exchange Act of 1934 – Section 14(a); Rule 14a-8
Omission of shareholder proposal regarding political congruency analysis

Dear Sir or Madam:

On January 5, 2015, we submitted a letter notifying the staff of the Securities and Exchange Commission (the "Commission") that we intend to omit a shareholder proposal and statements in support thereof submitted by NorthStar Asset Management, Inc. Funded Pension Plan (the "Proponent") from the proxy materials for our upcoming annual meeting, and requested the staff's concurrence with such omission. We submit the supplemental information below to respond briefly to the letter to the staff dated February 2, 2015, from Proponent's counsel, Sanford J. Lewis.

The Proposal states:

> "Shareholders request that the Board of Directors report to shareholders annually at reasonable expense, excluding confidential information, a congruency analysis between corporate values as defined by CVS's stated policies (including our Environmental Commitment Statement and our employment policy on Equal Opportunity) and Company and CVS EPAC political and electioneering contributions, including a list of any such contributions occurring during the prior year which raise an issue of misalignment with corporate values, and stating the justification for such exceptions."

Pursuant to Rule 14a-8(i)(10), a company may exclude a shareholder proposal from its proxy materials only if its current activities meet the guidelines and essential purpose of the proposal. A proposal need not be "fully effected" by a company in order to be excluded as substantially implemented. See Exchange Act Release No. 40018 at footnote 30 and accompanying text (May 21, 1998); Exchange Act Release No. 20091 at §II.E.6. (Aug. 16, 1983).

CVS Health Corporation (the "Company") publishes an annual list of political contributions, along with the guidelines under which it spends, for the explicit purpose of ensuring transparency with investors and the public. The Proponent, in his letter dated February 2, 2015, argues that the essential purpose of its shareholder proposal is to ensure transparency.[1] Accordingly, the Company understands that publishing a list of all political contributions, along with its contribution procedures and values, provides the requested transparency and satisfies the essential goal of the Proposal.

Contrary to the Proponent's assertions, granting management the authority to perform an analysis does not ensure more transparency than complete disclosure of all donations because it allows management to characterize and label, at its discretion, what constitutes an incongruency. To avoid a potential issue that might result from management incorrectly characterizing or mislabeling an incongruency, the Company opts to publish its annual list of all political contributions, thereby enabling the investing public to analyze its contributions without any buffer. Once a shareholder finds that they believe an incongruency exists, that shareholder is free to contact the Company directly to demand an explanation or request that the Company no longer contribute in such a manner.

Essentially, the Proposal turns on the public disclosure of a list of contributions for the purpose of ensuring transparency. The success and transparency of the list is best evidenced by the fact that the Proponent was able to spot what appears to be an incongruency and, thereafter, request an explanation. Had the Company opted to publish the Proponent's suggested analysis, instead of the list itself, management might have construed the supposed incongruency differently and failed to analyze it altogether. Rather, the Company's current policy satisfies the essential goal of the proposal because it enables shareholders such as the Proponent to challenge political expenditures.

The Proponent cites a series of precedents that do not resemble the facts of this case. For example, in *McDonald's Corporation* (March 14, 2012), cited by the Proponent, the proposal requested an analysis between fast food and child obesity, and the company argued that it had internally and implicitly conducted such an analysis. However, unlike in *McDonald's Corporation*, where nothing resembling the requested report was published, CVS Health periodically publishes an annual report listing its political expenditures on its website. Furthermore, unlike in *McDonald's Corporation*, where the goal of the proposal was to discern the linkage between fast food and obesity, the Proponent's goal here turns on obtaining transparency. Therefore, the reasoning in *McDonald's Corporation*, namely that the essential purpose of a proposal requesting information is not satisfied when the information is not made public, does not apply to CVS Health because CVS Health routinely publishes information to the public concerning its political expenditures.

[1] The Proponent writes: "it is clear that the essential purpose of the Proposal is to ensure transparency."

♥CVSHealth

In addition, in *Verizon Communications, Inc.* (February 5, 2013), cited by the Proponent, the proposal requested that the company present a report on legislative pressure received by company employees. The company cited a variety of internal management policies to claim it had implemented such a report, and the Commission found that such policies did not satisfy the essential purpose of the proposal under Rule 14a-8(i)(10). Unlike in *Verizon Communications, Inc.*, CVS Health does not merely cite policies or guidelines; rather, it publishes a report that transparently lists in detail its political expenditures. Accordingly, the reasoning in *Verizon Communications, Inc.* does not apply to CVS Health's report.

Finally, in *Alpha Natural Resources, Inc. (March 19, 2013)*, cited by the Proponent, the Proponent requested a report on the company's goals and plans and the company cited a recently published sustainability report in which one section of the document discussed the company's goals. Unlike in *Alpha Natural Resources, Inc.*, CVS Health explicitly publishes its report for the purpose of enhancing transparency, the essential purpose driving the Proposal submitted by the Proponent. Thus, the reasoning in *Alpha Natural Resources, Inc.* is inapplicable to the Company.

Accordingly, the Company respectfully requests that the Commission issue a no-action letter permitting exclusion of the Proposal, pursuant to Rule 14a-8(i)(10), because the Company's current policy and reporting adequately satisfies the essential purpose of the proposal: transparency.

Respectfully yours,



Tom Moffatt
Vice President, Assistant Secretary &
Asst. General Counsel – Corporate Services

Attachments

cc w/ att: Ms. Julie N.W. Goodridge, NorthStar Asset Management, Inc. Funded Pension Plan
Mr. Stephen Giove, Shearman & Sterling LLP